August 3, 2006
Russell Mancuso
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
U.S.A.

Re:	Qimonda AG Draft Registration Statement on Form F-1
relating to the Initial Public Offering of its American
Depositary Shares

Dear Mr. Mancuso and Mr. Mumford:
     By letter dated August 2, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form F-1, File No. 333-135913, filed by Qimonda AG (the “Company”) with the Commission on July 21, 2006, and Amendments 1 and 2 to such Registration Statement, filed by the Company with the Commission on July 27, 2006. This letter, together with our letter of today’s date filed previously, sets forth the Company’s responses to the Staff’s comments on such filings. Concurrently with this letter, the Company is filing its Amendment No. 4 to such Registration Statement on Form F-1 relating to the Initial Public Offering of its American Depositary Shares (as so amended, the “Registration Statement”) with the Commission. This letter relates to the Staff’s Comments 4 through 7 in the letter dated August 2, 2006. The Company advises the Staff that it responded to the Staff’s Comments 1 through 3 in that letter by means of a letter, signed by the undersigned, filed concurrently with the Company’s filing of Amendment No. 3 to its Registration Statement on Form F-1 earlier today.

Mr. Russell Mancuso
Mr. Jay Mumford
August 3, 2006
p.2
     For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments.
Exhibit 5.1
4.	Please obtain an opinion of counsel that opines that the 21,000,000 shares being registered for resale by Infineon, when sold, will be validly issued, fully paid and non-assessable.
Response:
     The Company has included a revised opinion of counsel as Exhibit 5.1 to the Registration Statement. The Company advises the Staff that the opinion contained in numbered paragraph 2 of the opinion letter opines as to the 21,000,000 shared being registered for resale by Infineon.
5.	In it is inappropriate for counsel to include in its opinion assumptions that are too broad, assume any of the material facts underlying the opinion or appear to contain inappropriate conclusions of law which are necessary requirements of the ultimate legality opinion. Please obtain a revised opinion without the following assumptions and/or qualifications:
•	the assumptions in clauses (iv), (vi), (vii), (ix) and (x) beginning on page 2;
•	the assumption in clause (ii) of opinion paragraph 2;
•	the assumption in the last sentence of opinion paragraph 2; and
•	the assumptions in clause (i) and (iii) in opinion paragraph 3.
Response:
     The Company advises the Staff that the revised opinion of counsel included as Exhibit 5.1 to the Registration Statement has been revised by counsel to remove each of the assumptions listed in the Staff’s comment as inappropriate.
6.	We note the last paragraph in the opinion. As stockholders are entitled to rely on the opinion, please remove this limitation.
Response:
     The last paragraph in the opinion has been removed in response to the Staff’s comment.
Exhibits
7.	Please file complete, executed agreements as exhibits. We note Exhibits 10(i)(F) and 10(i)(Q) do not appear to be executed and that you have not included all attachments to Exhibit 1. Also, we note you have not filed Exhibit 10(i)(F).

Mr. Russell Mancuso
Mr. Jay Mumford
August 3, 2006
p.3
Response:
     The Company has included in the Registration Statement executed versions of all of the material contracts being filed as exhibits to the Registration Statement for which executed versions were not previously filed. The Company has included an executed version of Exhibit 10(i)(F) in the Registration Statement. The Company further advises the Staff the attachments to Exhibit 1 were filed earlier today as part of the Company’s Amendment No. 3 to its Registration Statement on Form F-1.
*     *     *
     If you have any questions or require any additional information with respect to the above, please do not hesitate to call me at +49 69 97 10 30 or my colleagues Rachelle Tilly (+44 207 614 2249) or Roland S. Chase (+1 212 225 2464).

Sincerely,

/s/ Ward A. Greenberg

Ward A. Greenberg